Exhibit 99.3

May 10, 2019

Chico’s FAS, Inc.

11215 Metro Parkway

Fort Myers, Florida 33966

Attention: David F. Walker, Chair of the Board

Dear Mr. Walker:

We are filing a Schedule 13D with the U.S. Securities and Exchange Commission showing that Sycamore Partners now owns 6.6% of the outstanding common stock of Chico’s FAS, Inc. (“Chico’s” or the “Company”), making us one of your largest stockholders.

We have expressed an interest in acquiring the Company, but you have declined to engage with us. The recent decision to terminate the CEO suggests that there are serious issues in the business. We believe that the Company’s financial performance will continue to deteriorate absent meaningful changes.

We also believe that your current stock price is inflated as a result of our recent purchases and the takeover speculation typically associated with the abrupt announcement of a major management change. In our view, without those factors, the unaffected stock price would be below $3 a share.

Within this context, Sycamore Partners proposes to acquire all of the outstanding shares of common stock of the Company for $3.50 per share in cash. This represents a very significant premium to what we believe the unaffected trading price of your stock would be and is a compelling opportunity to lock-in certain value for your stockholders in a volatile market.

The transaction would be 100% financed with equity from Sycamore Partners with no third party financing required. As you know, we are familiar with multi-channel retail in general and Chico’s in particular. Moreover, we are prepared to move expeditiously to complete a transaction. With your cooperation, we would complete our due diligence in 30 days. We would also propose to negotiate a mutually agreeable definitive merger agreement with Chico’s in parallel with our due diligence work. Using a tender offer structure, and with no foreseeable regulatory delay, the transaction could close approximately 30 days after signing the definitive merger agreement. In sum, we believe we could both complete our due diligence and close a transaction with no financing contingency within 60 days of being granted access to the Company.

We believe that engaging with us so we can perform our due diligence has the benefit of creating alternatives for the Company’s stockholders. Given the rate and severity of the deterioration of the Company’s business, we believe that it is in the best interests of all stockholders for the Board to create those options.

We have significant experience in public-to-private transactions of this nature. We also have approximately $10 billion of capital under management and therefore have access to sufficient capital to complete a transaction. Our investment committee is fully briefed on this proposal and we are prepared to immediately dedicate the necessary resources to quickly negotiate a definitive merger agreement and consummate a transaction.

We hope that you will engage with us in pursuing the proposed transaction.

Sincerely,

/s/ Stefan Kaluzny

Stefan Kaluzny

Managing Director

Sycamore Partners

(212) 796-8555

skaluzny@sycamorepartners.com

Sycamore Partners Management, L.P.	9 West 57th Street, 31st Floor New York, New York 10019